U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 12b-25
                      NOTIFICATION OF LATE FILING


                              (Check One):

       X  Form 10-K or Form 10-KSB  ____Form 20-F    ____ Form
          11-K  ____ Form 10-Q or  Form 10-QSB  ____ Form N-SAR

                For the Period Ended: December 27, 1997


           ____ Transition Report on Form 10-K or Form K-KSB
           ____ Transition Report on Form 20-F
           ____ Transition Report on Form 11-K
           ____ Transition Report on Form 10-Q [or Form 10-QSB]
           ____ Transition Report on Form N-SAR

             For the Transition Period Ended:____________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

              Part I - Registrant Information

Full Name of Registrant:    Peter Kiewit Sons', Inc.
Former Name if Applicable:
Address of Principal Executive Office: 1000 Kiewit Plaza
City, State and Zip Code:       Omaha, Nebraska  68131


                Part II- Rules 12b-25(b) and (c)

If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   X   (a)  The reasons described in reasonable  detail  in
            Part III of this form could not be eliminated without unreasonable effort or expense.

   X   (b)  The subject annual report, semi-annual report, transition report on  Form  10-K  or Form  10-KSB, Form 20-F, 11-K or
            Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
            or the subject quarterly report or transition report on Form
            10-Q [or Form 10-QSB], or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.


                        Part III - Narrative


The Form 10-K of Peter Kiewit Sons', Inc. for the period ended December 27, 1997 could not be filed within the prescribed time period because the Company did not have certain financial information necessary to complete the preparation of the financial statements as of and for the year ended December 27, 1997.


                    Part IV - Other Information


(1) Name and telephone number of person to contact in regard to this notification.

              Eric J. Mortensen     (402)             271-2966
                Controller       (Area Code)     (Telephone Number)
                  (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
                 __X__  Yes      ____  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. _____ Yes __X__ No

                         Peter Kiewit Sons', Inc.
             (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:     March 27, 1997   By:  /Eric J. Mortensen
                                    Controller